SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Result of AGM dated 18 May 2006



Prudential plc AGM - 2006



Results of Annual General Meeting

Prudential plc announces that at its Annual General Meeting held earlier today, all resolutions were duly passed and the results of the polls are as follows:


                            Ordinary Business                                FOR                AGAINST         WITHHELD
1.      To receive and consider the Directors' Report and the      1,482,222,545              5,412,824       36,496,996
        Financial Statements.
2.      To approve the Directors' Remuneration Report.             1,479,516,632             37,765,638        6,859,358
3.      To re-elect as a director Sir David Clementi.              1,517,266,568              2,558,420        4,302,249
4.      To re-elect as a director Mr M G A McLintock.              1,519,121,654                651,642        4,392,648
5.      To re-elect as a director Mr M Norbom.                     1,519,148,757                602,550        4,416,091
6.      To re-elect as a director Ms K A O'Donovan.                1,518,895,008                812,762        4,427,033
7.      To elect as a director Mr M E Tucker.                      1,519,171,286                592,383        4,406,044
8.      To elect as a director Mr N E T Prettejohn.                1,515,687,734                796,476        7,689,705
9.      To elect as a director Lord Turnbull.                      1,519,114,326                575,207        4,478,059
10.     To re-appoint KPMG Audit Plc as auditor.                   1,483,672,098             10,364,249       30,127,291
11.     To authorise the directors to fix the amount of the        1,511,877,625              7,882,456        4,386,305
        auditor's remuneration.
12.     To declare a final dividend of 11.02 pence per ordinary    1,519,310,760                 57,172        4,772,395
        share.

                             Special Business
13.     Ordinary resolution: to approve the Group Performance      1,448,783,688             65,432,343        9,907,190
        Share Plan.
14.     Ordinary resolution: to approve the Business Unit          1,468,045,458             46,235,833        9,881,734
        Performance Plan.
15.     Ordinary resolution: to increase the authorised ordinary   1,492,221,182             17,021,104       11,478,816
        share capital.
16.     Ordinary resolution: renewal of authority to allot         1,501,556,186             18,288,072        4,330,149
        ordinary shares.
17.     Special resolution: renewal of authority for               1,516,489,813              7,421,755          251,608
        disapplication of pre-emption rights.
18.     Special resolution: renewal of authority for purchase of   1,519,021,901                745,765        4,318,973
        own shares.

Total number of shares in issue = 2,427,479,335



Document regarding Resolutions passed at the AGM on 18 May 2006

Two copies of all resolutions passed as special business at the AGM on 18 May 2006 have, pursuant to Listing Rule 9.6.2, been submitted to the FSA and will shortly be made available via the FSA's document viewing facility, situated at the Document Disclosure Team, UK Listing Authority, Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

(Documents will usually be available for inspection within six business hours of this notice being given).



Name of contact and telephone number for queries

Sylvia Edwards, 020 7548 3826

Name and signature of authorised company official responsible for making this notification

Susan Henderson, Deputy Group Secretary, 020 7548 3805

Date of Notification

18 May 2006



Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America





END


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 18 MAY 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                                        Susan Henderson
                                                        Deputy Group Secretary